August 10, 2006

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          DreamWorks Animation SKG, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
File No. 1-32337

CONFIDENTIAL TREATMENT REQUESTED BY
DREAMWORKS ANIMATION SKG, INC. PURSUANT TO 17 C.F.R. § 200.83

THIS LETTER OMITS THE CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE DIVISION OF CORPORATION FINANCE OF THE SECURITIES AND EXCHANGE COMMISSION AND ASTERISKS DENOTE SUCH OMISSIONS.

Dear Mr. Humphrey:

Set forth below are the responses of DreamWorks Animation SKG, Inc. (the “Company”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) on the Company’s Form 10-K for the year ended December 31, 2005 filed on March 10, 2006 (the “10-K”), which were delivered in your letter to the Company dated July 13, 2006. As noted in the Company’s letter dated July 17, 2006 to the Staff, the deadline for the Company’s response was extended from July 27, 2006 to August 10, 2006. We set forth below first the Staff’s comments in italics and follow with the Company’s responses.

FORM 10-K (Fiscal Year December 31, 2005)

Selected Financial Data, page 44

1.         Please delete the “audited” designation from the tabular heading as none of the data is  considered to be audited and it is not specifically referenced in the auditor’s report. In  addition, disclose and clearly label the amount of historical basic and diluted earnings  per share for periods subsequent to the Separation.

Response:

We concur with the Staff’s comment. The Company will remove the “audited” designation from the heading above the tables appearing in the Selected Financial Data section in future filings made by the Company of its annual report on Form 10-K, beginning with the Company’s Form 10-K for the year ended December 31, 2006 (the “2006 10-K”).

The Company will also disclose and clearly label the amount of historical basic and diluted earnings per share for periods subsequent to the Separation in future filings made by the Company, beginning with the 2006 10-K. The Company advises the Staff that the Company’s basic and diluted earnings per share for the year ended December 31, 2005 were $1.01 and $1.01, respectively, as noted in the Consolidated Statements of Operations table under Item 8 on page 73 of the 10-K.

Management’s Discussion and Analysis

Year Ended December 31, 2005, Compared to Year Ended December 31, 2004, page 52

2.         Please describe and, if applicable, quantify the individually significant changes in  circumstances that occurred in the third and the fourth quarters of fiscal 2005 causing  you to assess whether the fair value of the film “Wallace & Gromit” was less than its  unamortized film costs. Tell us how the individual assumptions utilized in each of these  assessments changed in each quarter, leading to each of the two write-downs. For  example, if a discounted cash flow approach was used to estimate fair value, tell us (and  illustrate) how revenues and costs were impacted in each market and explain the exact  nature of and reasons for each significant change in your specific estimates and  assumptions. We may have further comments upon review of your response.

Response:

The Company evaluates unamortized film production costs for possible impairment each reporting period on a film-by-film basis in accordance with Accounting Standards Executive Committee of the American Institute of Certified Public Accountants Statement of Position 00-2, “Accounting by Producers or Distributors of Films (the “SOP”). Pursuant to paragraph 45 of the SOP, the Company uses a discounted cash flows model to estimate fair value for each individual film. If the estimated fair value is determined to be less than the unamortized production costs for a particular film, a write-down is expensed to costs of revenue with a corresponding reduction in the unamortized film production costs.

The methodology used by the Company to make its assumptions for estimating the fair value of “Wallace & Gromit” (the “Film”) was consistent with the methodology used for its other films. The Company makes an estimate of the Film’s cash inflows for each market for both domestic and international territories prior to the Film’s release and it updates these estimates quarterly. These worldwide markets include theatrical, home entertainment, broadcast television (both free and pay), and other ancillary markets including licensing and merchandising. In addition, the Company estimated the cash outflows for each of these worldwide markets, including distribution and marketing costs, contingent participation and residual costs, and any other cash outflows necessary to generate the Film’s cash inflows.

The key factors evaluated by the Company in making its assumptions of cash inflows and outflows for a particular film include:

●	Historical experience with the performance and costs of the Company’s comparable previous films and comparable films from other studios;

●	Current market trends for theatrical and home entertainment product both domestically and internationally;

●	Consumer demand for a particular film in the theatrical and home entertainment markets both domestically and internationally;

●
The historical correlation between the performance of the Company’s comparable previous films in different markets, including domestic and international theatrical box office performance, theatrical box office performance and home entertainment sales, and domestic theatrical box office performance and certain television broadcasting markets; and

●
Expected costs and revenues associated with a film from the Company’s existing contractual arrangements in the television broadcasting markets (both free and pay) and contractual arrangements for the licensing and merchandising of the Company’s characters.

The domestic theatrical release of the Film was on October 7, 2005, which was after the end of the third quarter, but before the Company’s issued its third quarter financial statements. The initial few weeks of the Film’s actual domestic theatrical performance indicated that the Film was not achieving the Company’s anticipated domestic audience acceptance and that its domestic box office performance would be approximately **** below the Company’s initial domestic box office projections. Accordingly, the Company reduced its projected domestic theatrical revenues. Also, because there are both strong historical correlations and direct contractual relationships between a film’s domestic theatrical box office results and the revenue it generates in other markets, the reduction in domestic theatrical box office estimates drove the reduction in the estimated revenue for other markets, principally domestic home entertainment and domestic free and pay broadcast television.

As a result of the above-described downward revision in the Company’s financial projections, the Company determined that the estimated fair value of the Film was less than the unamortized film production costs as of September 30, 2005. Accordingly, a $3.9 million write down was recorded in the third quarter of fiscal 2005.

In the first quarter of 2006, the Company released the Film domestically on home video and in certain key international territories, such as the United Kingdom. The home video market changes, as described in more detail in the Company’s response to Comment No. 4 below, had been factored into the Company’s projections of home video sales as of the time of issuance of the third quarter fiscal 2005 financial statements. Specifically, the Company assumed a weaker correlation between theatrical box office and home video sales than the historical correlation that it had observed for the Company’s films before 2005. In an effort to maximize home video sales, the Company originally planned the Film’s domestic home video release for early March 2006, after the Winter Olympics but prior to Easter. However, late in the fourth quarter of 2005, the home entertainment release dates for competitive titles, which had much stronger theatrical performances and were targeted at the same audience as the Film, were announced as being between early March and up through Easter. The Company, in an attempt to mitigate the impact of the release of these competitive titles, responded to this information in the fourth quarter of 2005 by moving up the Film’s domestic home video release date to February 7, 2006. However, since this was not the Company’s first choice for a release date it did suggest that the Film’s home video sales might not meet the Company’s previously estimated projections. The initial few weeks of the Film’s actual home entertainment performance, which occurred subsequent to the end of the fourth quarter but before the Company released its 2005 annual financial statements, confirmed that the Film’s home video sales would be lower than the level that the Company had projected at the time of the issuance of its third quarter fiscal 2005 financial statements. Accordingly, the Company reduced its projections of home entertainment sales by approximately **** compared to its projections as of the issuance of the third quarter fiscal 2005 financial statements. No other material adjustments were made to the financial projections for the remaining markets as revenues from these markets are generally contractually linked to theatrical performance.

As a result of the above-described downward revision in the Company’s financial projections for the Film’s home entertainment product, it was determined that the estimated fair value of the Film was less than the unamortized film production costs as of December 31, 2005. Accordingly a $25.1 million write down was recorded in the fourth quarter of fiscal 2005.

3.        Refer to the final sentence of the first paragraph on page 54. Where evidence of the  possible need for a write-down of unamortized film costs occurs after the balance sheet  date but before issuance of the financial statements, paragraph 48 of SOP 00-2 states  that a rebuttable presumption exists that the conditions leading to the write-off existed at  the date of the most recent balance sheet. However, this presumption may be overcome if  it can be demonstrated that the conditions leading to the write-down did not exist at the  balance sheet date. Please supplementally describe the conditions leading to these write- downs and support your conclusion that the write-offs should be reflected in the  operating results of the prior periods.

Response:

As discussed in the Company’s response to Comment No. 2 above, for both the third and fourth quarters of fiscal 2005 the Company determined that there was a need for a write-down of the unamortized film production costs of the Film based on actual results which occurred after the end of the applicable periods, but before the issuance of the Company’s applicable financial statements. The Company believes that, although this evidence became available subsequent to the applicable balance sheet dates, in each case it reflected an adverse change in the expected performance of the Film that reflected conditions in existence prior to the applicable balance sheet dates. Therefore, in accordance with paragraph 48 of the SOP, the impairment write-downs for this Film were reflected in the Company’s operating results in the appropriate reporting periods.

In the third quarter of fiscal 2005, consumer focus group reaction and market tracking data suggested the possibility that the domestic theatrical performance of the Film would be below the Company’s projections. This possibility was confirmed, after the end of the third quarter but prior to the Company issuing the third quarter fiscal 2005 financial statements, by the Film’s actual domestic theatrical results. In the fourth quarter of 2005, the Company moved its planned domestic home video release date for the Film in response to market competition. This change in release date suggested the possibility that the Film’s home video product demand would be lower than the Company’s previous estimates. This was confirmed by the actual home video sales subsequent to the end of the fourth quarter, but prior to the Company issuance of the annual fiscal 2005 financial statements.

The Company believes that the conditions giving rise to the impairment write-down of the Film for the third and fourth quarters of 2005, the consumer research conducted in the third quarter of 2005 and the probable negative impact associated with the necessity to change the domestic home video release date during the fourth quarter of 2005, did exist as of the dates of the applicable balance sheets. Furthermore, in each case, the actual performance data for the Film, which arose after the end of the applicable quarter but before the issuance of the Company’s financial statements, further validated that the Film’s performance was below the previous projections. Moreover, the Company is aware of nothing that would suggest that the conditions giving rise to the two write-downs did not exist as of the dates of the applicable balance sheets. In light of the foregoing, the Company believes that all available data supports, rather than rebuts, the presumption that the conditions leading to the write-down existed as of the applicable balance sheet dates and that this presumption is therefore appropriate.

4.        Supplementally identify and describe the specific events and circumstances that caused  you to reduce your individual estimates of forecasted worldwide entertainment ultimate  revenues for Shark Tale and for Shrek 2. Quantify the approximate impact of each  individually significant event or factor that influenced your estimate. That is, tell us how  the amount and timing of forecasted revenues changed and describe and quantify the  impact of these changes on your amortization ratios and the profitability rates for each  film. If either customer returns or the granting of price concessions were significant  factors leading to the reduction of your estimates, discuss the consideration given to  whether you are able to reasonably estimate the amount of future returns and/or the effects of future price changes. Refer to paragraphs 24 and 25 of SOP 00-2 in framing  your response. We may have further comments.

Response:

In accordance with paragraph 24 of the SOP, the Company has concluded that it meets the conditions and can provide for future returns of home entertainment product in accordance with FASB Statement No. 48 “Revenue Recognition When Rights of Return Exists” (“FAS 48”). As specified in paragraph 6 of FAS 48, and paragraph 25 of the SOP, the sale price of the Company’s home entertainment product to retailers is fixed and determinable prior to the earliest date that it recognizes revenue. Furthermore, when the Company establishes the price that will be charged to retailers prior to the time it recognizes the sale, it concurrently establishes a reserve against revenues for future estimated returns and planned future price concessions with retailers. Moreover, as discussed more fully below, the Company believes that the market changes that gave rise to the reductions in its forecasted ultimate revenues for Shark Tale and Shrek 2 do not adversely affect its ability to reasonably estimate future returns or price changes for its home entertainment products.

Beginning late in the first quarter and continuing through the second quarter of fiscal 2005, it became apparent to the Company that a substantial and unforeseeable shift was occurring in the home entertainment market. There were substantially more different titles available in the market than previously projected, including complete season television series product, which was significantly entering the market for the first time. As a result, large retailers, such as Wal-Mart and Target, which account for a very significant portion of the Company’s sales of home entertainment products, had a significantly higher demand for their in-store shelf-space than they had in prior years. This led to significant competition for shelf-space among available products and sharply reduced the amount of time that a retailer would promote any individual new feature release. This change in the marketplace negatively impacted the sales of many titles in the industry in their initial release period, including animated titles such as Shrek 2, Shark Tale and The Incredibles, and consequently resulted in product returns in excess of the Company’s original estimates for Shrek 2 and Shark Tale. Although returns for these titles did exceed original projections, the Company had adequately set provisions for price concessions for these products.

The Company, with the assistance of its distributor, continued its close evaluation of the home entertainment market during the second quarter of fiscal year 2005 and thereafter. The Company determined that changes in the marketplace described above appeared to evidence a lasting transition in the market, rather than a temporary shift, and that, among other things, the changes were having a predominantly negative impact on titles that had been in the market longer than 26 weeks past their initial home entertainment release (“Catalogue Titles”) as the retailers’ shelf-space was increasingly dedicated to initial release product.

In the second quarter of 2005, the Company determined that these changes in the home entertainment market were not only driving the increased initial returns described above, but also creating increased price pressure on Catalogue Titles. This necessitated a reduction to Shrek 2’s and Shark Tale’s original ultimate sales projections of home entertainment product. The combined effect of the above mentioned reductions to estimated home entertainment sales levels was to reduce the Company’s expected ultimate home entertainment revenues for Shark Tale and Shrek 2 by ****. The decrease in ultimate revenues resulted in an increase of the ultimate amortization ratio for Shark Tale from ****, and for Shrek 2 from ****. In accordance with paragraph 36 of the SOP, these reductions in the expected ultimate home entertainment revenues were applied retroactively to the beginning of the fiscal year.

The market changes that began to become apparent at the end of the first quarter of 2005 remain in effect today, and the Company believes that they represent a lasting shift in the dynamics of the home entertainment market. Because the Company is aware of this shift and the effect it has on the performance of titles in both the initial release and catalogue phases of their life-cycle, it can and does take these effects into account in its estimates of the performance of its home video titles, including its estimates of future returns and future price changes. Consequently, the Company believes that the market changes described above do not adversely affect its ability to reasonably estimate future returns or price changes for its home entertainment products.

5.        See the discussion under “interest income (expense).” Consider expanding the disclosure  to discuss the gross amount of interest income and expense.

Response:

We concur with the Staff’s comment and the Company has expanded its disclosure related to the gross amount of its interest income and interest expense in future filings beginning with the Company’s Form 10-Q for the quarter ended June 30, 2006 which was filed on August 4, 2006.

6.         See your discussion of “increase in income tax benefit payable to stockholder” and the  discussion under ‘Critical Accounting Policies- Provision for Income Taxes.’ Based on  the disclosures provided, supplementally explain to us how you determined the $17.3  million in net tax benefits to be reflected as a reduction in the provision for income taxes  for fiscal 2005. In addition, provide for us a reconciliation of the fiscal year 2005  activity of the balance sheet line item ‘payable to stockholder.’ Finally, please illustrate  your computation of the $12.468 million in net tax benefits realized in fiscal 2004 as  stated on page 74.

Response:

At the time of the Company’s separation from DreamWorks L.L.C. in October 2004, affiliates controlled by a stockholder entered into a series of transactions that resulted in a partial increase in the tax basis of the Company’s tangible and intangible assets (the “Tax Basis Increase”) of approximately $1.61 billion. The Tax Basis Increase resulted in a potential tax benefit to the Company of approximately $595 million. This benefit is expected to be realized by the Company over approximately 15 years if it generates sufficient taxable income. In fiscal 2005, the Company realized $39.3 million in current year Federal and California tax savings in connection with the current year amortization and depreciation of the Tax Basis Increase. These tax savings are partially offset by an increase of $22.0 million in the valuation allowance for the deferred tax asset related to the Tax Basis Increase. This increase in the valuation allowance is the result of the Company assessing current operating results and forecasts of future taxable income and making a revaluation of the amount of the future tax benefits the Company is more likely than not to realize from the Tax Basis Increase. The remaining net tax benefit of $17.3 million was recorded as a reduction in the provision for income taxes for fiscal 2005. In accordance with the agreement that gives rise to the Tax Basis Increase, the Company is obligated to remit 85% of such recognized benefits to the affiliate controlled by a stockholder and retains 15% of the recognized benefit. Accordingly, the Company recorded a $14.7 million increase to the ‘payable to stockholder’.

The following tables sets forth a reconciliation of the fiscal year 2005 activity of the balance sheet line item ‘payable to stockholder’ (in millions except percentages):

Payable to Stockholder at 12/31/04		$70.6

Total adjustments to the estimated 2004 tax benefits associated with the Tax Basis Increase (1)	$(6.9)

Total adjustments allocable to stockholder @ 85%	85%	(5.9)

2005 Related Activity:
2005 Current tax savings associated with the Tax Basis Increase	39.3
2005 Tax Basis Increase deferred tax asset	(22.0)

Total 2005 Tax savings associated with the Tax Basis Increase	17.3

Total 2005 Tax savings associated with the Tax Basis Increase allocable to stockholder @ 85%	85%	14.7

2004 Tax savings paid to stockholder in October 2005		(5.6)

Payable to Stockholder at 12/31/05		$73.8

___________________
(1) As explained in footnote 13 “Income Taxes” on page 102 of the 10-K, in conjunction with the filing of the Company’s 2004 Federal income tax return, the calculation of the Tax Basis Increase was finalized and adjusted downward from $1.64 billion to $1.61 billion. Accordingly, the associated tax benefits were also adjusted downward.

The $12.468 million of tax benefits realized in fiscal 2004 represents the Company’s portion of the tax savings recognized during the year associated with the Tax Basis Increase. As explained in more detail in footnote 13 “Income Taxes” on page 102 of the 10-K, the Company realized $6.5 million tax benefits for the period from October 28, 2004 through December 31, 2004 and recognized net deferred tax assets of $76.6 million as of December 31, 2004. The sum of these recognized benefits is $83.1 million. Therefore, the recognized benefit for the Company for fiscal year 2004 was $12.468 million ($83.1 million multiplied by 15%). The $12.468 million of tax benefits realized in fiscal 2004 is recorded as an increase in additional paid-in capital in accordance with Emerging Issues Task Force No. 94-10, “Accounting by a Company for the Income Tax Effects of Transactions Among or with its Shareholders under FASB Statement 109” which says that the tax effects of transactions with shareholders that result in changes in the tax basis of company’s assets and liabilities, including the establishment of deferred tax valuation allowances, should be recognized in equity.

Financial Statements

Note 4. Film Inventories, page 90

7.         You state that you lowered your estimate of ultimate revenues significantly for certain of  your films in response to your assessment of the home entertainment market. We assume  that you are referring to the reduction of the forecasted worldwide home entertainment  revenues of both Shark Tale and Shrek 2, as described on page 54 of your Form 10-K. If  our assumption is not correct, please advise and provide us with a detailed description of  the facts and circumstances to which you refer in this footnote.

Response:

As discussed in the Company’s response to Comment No. 4 above, in fiscal 2005 the Company lowered its estimates of ultimate worldwide home entertainment revenues in response to its assessment of the home entertainment market. This change in estimates of ultimate revenue for Shark Tale and Shrek 2 had the most substantial impact to the Company’s 2005 pre-tax income, net income and earnings per share. It also impacted almost all home entertainment releases prior to Shark Tale and Shrek 2; however, the reduction in these other films’ ultimate revenues had no material impact to the Company’s pre-tax income, net income and earnings per share.

Note 11. Valuation and Qualifying Accounts and Reserves, page 101

8.         You state, on page 83, that you may make adjustments to the information provided by  your distributor based upon your estimates and judgments. For example, your estimates  of return reserves may differ from those of the distributor. We assume that these differences are recorded as a reserve against the related receivable from that distributor.  If our understanding is correct, please provide us with a schedule of activity for that  reserve account in each of the periods presented. Quantify and explain the nature of and  reasons for any individually significant components of those adjustments. Alternatively,  please explain how our understanding of your methodology is not correct.

Response:

The Staff’s understanding of the Company’s accounting for differences in return reserve estimates reported by the Company’s distributor is correct. Since the inception of the Company’s third party distribution agreement on October 1, 2004 through December 31, 2005, the Company had recorded no differences in estimates of home video returns reserves from those estimates reported by its distributor. The information on page 83 of the Company’s 10-K is intended to disclose that the future possibility exists that the Company might make adjustments to such estimates of returns reserves provided by its distributor. The Company does, however, maintain reserves primarily against potential uncollectible receivables from theatrical exhibitors or home entertainment retailers. These reserves are established based on a review of the industry, discussions with our distributor, and historical experience. The Company’s distributor does not make a provision for reserves against potentially uncollectible receivables in its reporting to the Company. The Company provided disclosure of these reserves under the caption “Receivable from affiliate: Allowance for doubtful accounts” on page 102 of the 10-K.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (818) 695-6938 or William E. Losch, Chief Accounting Officer, at (818) 695-6935 if you have any questions or comments.

Sincerely, /s/ Kristina M. Leslie
Kristina M. Leslie Chief Financial Officer

Copies to:

Ms. Beverly A. Singleton
Ms. Margery Reich
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549